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Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	M. Hughes Bates
Kayla M. Roberts

Re:	Santander Drive Auto Receivables Trust 2012-6, File No. 333-180147-03
Santander Drive Auto Receivables Trust 2013-1, File No. 333-180147-04
Santander Drive Auto Receivables Trust 2013-2, File No. 333-180147-05
Santander Drive Auto Receivables Trust 2013-3, File No. 333-180147-06
Santander Drive Auto Receivables Trust 2013-4, File No. 333-180147-07

Forms 10-K for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016

On behalf of Santander Drive Auto Receivables LLC (the “Company”), I submit this letter in response to the letter (the “Comment Letter”) dated July 8, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) to the Company relating to the Forms 10-K for the fiscal year ended December 31, 2015 referenced above (collectively, the “Subject Filings”).

The Company’s responses to the Staff’s comments are set forth below. For ease of reference a summary of the Staff’s written and oral comments has been presented in italics below. Unless otherwise noted, “we”, “us” and similar terms refer to the Company.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the “Mayer Brown Practices”), which have offices in North America, Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

July 22, 2016

Forms 10-K

Exhibit 31.1

1.	We note that the Certifications filed as Exhibit 31.1 for each of the Forms 10-K referenced above include the version of paragraph four that is to be used when the servicer signs the Form 10-K reports; however, it appears that the depositor signed each of the Form 10-K reports. Please amend your Form 10-K for each issuing entity referenced above to provide a certification that includes the correct version of paragraph four. See footnote two to Item 601(b)(31)(ii) of Regulation S-K. Please also confirm that, in future filings for these and any other transactions for which you are the depositor, the certifications you file will conform to the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K.

We will amend our Form 10-K for each issuing entity referenced above to provide a certification that includes the version of paragraph four to be used when the depositor signs the Form 10-K report. We will also amend our Form 10-K for the fiscal year ended December 31, 2015 for each other transaction for which we are the depositor and for which the version of paragraph four to the Certification filed as Exhibit 31.1 was the incorrect version. We confirm that, in future filings for these and any other publicly registered transactions for which we are the depositor, the certifications we file will conform to the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K.

Exhibit 33.1

2.	We note the statement in paragraph 5 of the report on assessment of compliance with servicing criteria provided by Santander Consumer USA Inc. (“SCUSA”) filed as Exhibit 33.1 for each Form 10-K referenced above that the asserting party engaged vendors with respect to servicing criterion Item 1122(d)(2)(i). We also note SCUSA’s statement in footnote 4 in Appendix B that SCUSA has engaged a vendor with respect to Item 1122(d)(4)(i). Because SCUSA did not identified Item 1122(d)(4)(i) in the body of the assessment as a criterion for which SCUSA has engaged a vendor, it is unclear whether the statements made by SCUSA in paragraphs 7 and 8 relate solely to Item 1122(d)(2)(i) or relate to all servicing criteria identified by SCUSA in the body of the assessment and in Appendix B that SCUSA identified as criteria for which SCUSA engaged a vendor and has elected to take responsibility for assessing compliance. Please advise.

Mayer Brown LLP

July 22, 2016

We will revise the statement in paragraph 5 of the report on assessment of compliance with servicing criteria provided by SCUSA filed as Exhibit 33.1 for each Subject Filing as follows to clarify that SCUSA has engaged vendors with respect to each of Item 1122(d)(2)(i) and Item 1122(d)(4)(i):

“With respect to servicing criterion Item 1122(d)(2)(i), we have engaged various vendors to serve as repositories for customer payments (i.e., a lockbox bank and a third-party money wire transfer provider). Similarly, with respect to Item 1122(d)(4)(i), we have also outsourced maintenance and safeguarding of the titling and registering of the vehicles through online services made available by the motor vehicle administrations in various states to DealerTrack Collateral Management Services, a third party vendor that did not provide an Item 1122(d) attestation report. We have determined that none of these vendors are a “servicer” as defined in Item 1101(j) of Regulation AB, and we elect to take responsibility for assessing compliance with the portion of the servicing criteria applicable to each such vendor as permitted by the SEC’s Compliance and Disclosure Interpretation 200.06, Vendors Engaged by Servicers (“C&DI 200.06”), formerly SEC Manual Telephone Interpretation 17.06. We have policies and procedures in place to provide reasonable assurance that each vendor’s activities comply in all material respects with the servicing criteria applicable to each vendor. The Asserting Party has taken responsibility for assessing compliance with regards to C&DI 200.06 with the portion of the servicing criterion performed by those vendors. We are solely responsible for determining that it meets the SEC requirements to apply C&DI 200.06 for the vendors and related criteria.”1

SCUSA has elected to take responsibility for assessing compliance with the portion of the applicable servicing criterion performed by those vendors. We will also remove footnote 4 of Appendix B of the management’s report on assessment of compliance as the information contained in such footnote will be consolidated into the revised statement in paragraph 5 of the report on assessment of compliance with servicing criteria provided by SCUSA as set forth above.

3.	We also note SCUSA’s statement in footnote 3 in Appendix B, referring to Item 1122(d)(1)(v), that “[a]ggregation of [d]ata is new criteria for 2015” and that “[n]o new procedures were performed as testwork is incorporated in testwork done via 1122(d)(3)(i).” This footnote appears to indicate that the servicer has assessed whether the aggregation and conveyance of information is accurate only with respect to the servicing criterion associated with reports to investors. Please tell us whether the servicer has assessed whether the aggregation of information is mathematically accurate and that the information conveyed accurately reflects the information as part of the assessment filed as Exhibit 33.1 and the auditor’s attestation report filed as Exhibit 34.1 for all applicable servicing criteria under Item 1122(d) of Regulation AB for which SCUSA was responsible for the aggregation and conveyance of information.

[1]	For reference, the foregoing paragraph, marked to show changes from the current paragraph 5 and from the current footnote 4 of the report on management’s assessment of compliance filed as Exhibit 33.1 of each of the Subject Filings, is included on Appendix A.

Mayer Brown LLP

July 22, 2016

We confirm that the servicer has assessed whether the aggregation of information is mathematically accurate and that the information conveyed accurately reflects the information as part of the assessment filed as Exhibit 33.1 and the auditor’s attestation report filed as Exhibit 34.1 for all applicable servicing criteria under Item 1122(d) of Regulation AB for which SCUSA was responsible for the aggregation and conveyance of information. We will delete footnote 3 in Appendix B to remove the implication that the servicer has assessed the aggregation and conveyance of information only with respect to the servicing criterion associated with reports to investors.

Form 10-K for Santander Drive Auto Receivables Trust 2013-3

4.	We note your disclosure that in April and May of 2014 SCUSA, as servicer of Santander Drive Auto Receivables Trust 2013-5 (“SDART 2013-5”), erred in calculating the distribution of principal to Class A-2 noteholders and that SCUSA amended the transaction documents to make special payments and implemented additional processes and enhanced controls to ensure proper distributions in the future. It is not clear why this disclosure related to an error that occurred in the SDART 2013-5 transaction in 2014 is being provided in Santander Drive Auto Receivables Trust 2013-3’s Form 10-K for the fiscal year ended December 31, 2015. It also appears that relevant disclosure about the error, its scope and subsequent action was not included in the body of SDART 2013-5’s Form 10-K for the fiscal year ended December 31, 2014. Please advise.

The disclosure regarding the SDART 2013-5 payment error was inadvertently included in Santander Drive Auto Receivables Trust 2013-3’s Form 10-K for the fiscal year ended December 31, 2015 (the “SDART 2013-3 Form 10-K”). We also note that the same information regarding the SDART 2013-5 payment error was inadvertently included in Santander Drive Auto Receivables Trust 2013-3’s Form 10-K for the fiscal year ended December 31, 2014 (i.e., the fiscal year in which the payment error occurred).

We disclosed the errors made on the April and May 2014 payment dates in SDART 2013-5’s Form 10-D/A filed May 27, 2014. Additionally, we disclosed in SDART 2013-5’s Form 10-D filed June 16, 2014 the effect of the payment error and the resolution of such error through a deposit by SCUSA into the Collection Account for distribution to the Class A-2-B Noteholders in order to bring into parity the respective Note Balances of the Class A-2-A Noteholders and the Class A-2-B Noteholders. The First Amendment to Sale and Servicing Agreement pursuant to which such resolution was effectuated was filed as an exhibit to the SDART 2013-5 Form 10-D filed on June 16, 2014. We will amend the Form 10-K for SDART 2013-5 for the fiscal year ended December 31, 2014 by inserting the paragraph currently in the SDART 2013-3 Form 10-K.

Mayer Brown LLP

July 22, 2016

Exhibit 31.1 to Form 10-K for Santander Drive Auto Receivables Trust 2013-4

5.	We note that SCUSA has indicated in its report on assessment of compliance with applicable servicing criteria that the servicing criterion included in Item 1122(d)(1)(iv) is inapplicable to the platform. We also note, however, that the Sale and Servicing Agreement filed as Exhibit 10.2 to the issuing entity’s Form 8-K filed on July 17, 2013 (and incorporated by reference to this report on Form 10-K as Exhibit 10.2) indicates in Exhibit C to that agreement that Item 1122(d)(1)(iv) is an applicable servicing criterion for the servicer. Please advise.

Prior to the Santander Drive Auto Receivables Trust 2013-4 transaction, Exhibit C to each Sale and Servicing Agreement for each publicly registered transaction for which we were the depositor indicated which servicing criteria were applicable to the indenture trustee. Beginning with the Santander Drive Auto Receivables Trust 2013-4 transaction (“SDART 2013-4”), Exhibit C was revised and expanded to include a column indicating which servicing criteria were applicable to the servicer in addition to indicating which servicing criteria were applicable to the indenture trustee. Item 1122(d)(1)(iv) had been historically marked as “inapplicable” with respect to the indenture trustee and, as between the indenture trustee and the servicer, was viewed as being the responsibility of the servicer to comply with Item 1122(d)(1)(iv). Consequently, this Item was marked on Exhibit C as “applicable” to the servicer.

In connection with the report on assessment of compliance prepared by SCUSA for the 2013 fiscal year, SCUSA made the determination that Item 1122(d)(1)(iv) was inapplicable to the servicer because the transaction documents specifically provided that the servicer “shall not be required to maintain a fidelity bond or errors and omissions policy”. The report on assessment of compliance filed as Exhibit 33.1 to the Form 10-K filed on March 28, 2014 with respect to SDART 2013-4 reported Item 1122(d)(1)(iv) as inapplicable because no assessment could be done to confirm compliance with a requirement to maintain a fidelity bond and errors and omissions policy in accordance with the terms of the transaction agreements where there was no such requirement. Beginning with the next transaction following the filing of that Form 10-K, Exhibit C of each Sale and Servicing Agreement for each transaction where we are the depositor indicates that Item 1122(d)(1)(iv) is inapplicable to the servicer.

* * * * *

Mayer Brown LLP

July 22, 2016

In connection with responding to your comments, we have been authorized by the Company to inform you that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filings, (ii) comments of the Staff or changes to the disclosure in the Subject Filings in response to comments of the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Subject Filings, and (iii) the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela M. Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Izzy Dawood Chief Financial Officer Santander Consumer USA Jennifer M. Davis Deputy Chief Financial Officer Santander Consumer USA

Appendix A

Paragraph 5 Revisions:

“With respect to servicing criterion Item 1122(d)(2)(i), we have engaged various vendors to serve as repositories for customer payments (i.e., a lockbox bank and a third -party money wire transfer provider) ~~as required by the servicing criterion~~. Similarly, with respect to Item 1122(d)(4)(i), we have also outsourced maintenance and safeguarding of the titling and registering of the vehicles through online services made available by the motor vehicle administrations in various states to DealerTrack Collateral Management Services, a third party vendor that did not provide an Item 1122(d) attestation report. We have determined that none of ~~the~~these vendors are a “servicer” as defined in Item 1101 (j) of Regulation AB, and we elect to take responsibility for assessing compliance with the portion of the servicing criteria applicable to each such vendor as permitted by the SEC’s Compliance and Disclosure Interpretation 200.06, Vendors Engaged by Servicers (“C&DI 200.06”), ~~(~~formerly SEC Manual Telephone Interpretation 17.06.~~). These outsourced activities themselves are immaterial, we do not believe that the Asserting Party is required to provide an assessment of its compliance with those oversight procedures pursuant to Item 1122(d)(1)(ii).~~ We have policies and procedures in place to provide reasonable assurance that each vendor’s activities comply in all material respects with the servicing criteria applicable to each vendor. The Asserting Party has taken responsibility for assessing compliance with regards to C&DI 200.06 with the portion of the servicing criterion performed by those vendors. We are solely responsible for determining that it meets the SEC requirements to apply C&DI 200.06 for the vendors and related criteria.”

Footnote 4 Comparison:

~~Santander Consumer USA has~~With respect to servicing criterion Item 1122(d)(2)(i), we have engaged various vendors to serve as repositories for customer payments (i.e., a lockbox bank and a third-party money wire transfer provider). Similarly, with respect to Item 1122(d)(4)(i), we have also outsourced maintenance and safeguarding of the titling and registering of the vehicles through online services made available by the motor vehicle administrations in various states to DealerTrack Collateral Management Services, a third party vendor that did not provide an Item 1122(d) attestation report ~~and for which Santander Consumer USA has elected~~. We have determined that none of these vendors are a “servicer” as defined in Item 1101(j) of Regulation AB, and we elect to take responsibility for assessing compliance with the ~~servicing criteria or~~ portion of the servicing criteria applicable to ~~Dealer Track Collateral Management Services’ activities~~each such vendor as permitted by the SEC’s Compliance and Disclosure Interpretation 200.06, Vendors Engaged by Servicers (“C&DI 200.06”), ~~(~~formerly SEC Manual Telephone Interpretation ~~17.06). These outsourced activities themselves are immaterial, we do not believe that the~~

~~Asserting Party is required to provide an assessment of its compliance with those oversight procedures pursuant to Item 1122(d)(1)(ii).~~ 17.06.  We have policies and procedures in place to provide reasonable assurance that each vendor’s activities comply in all material respects with the servicing criteria applicable to each vendor. The Asserting Party has taken responsibility for assessing compliance with regards to C&DI 200.06 with the portion of the servicing criterion performed by those vendors. We are solely responsible for determining that it meets the SEC requirements to apply C&DI 200.06 for the vendors and related criteria.